EXHIBIT 12.3

                                 CERTIFICATION


I, Mark Michael Wellesley-Wood, certify that:

1) I have reviewed this Amendment No. 2 to the Annual Report on Form 20-F of DRDGOLD Limited.

2) Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.





                               Date: April 1, 2005

                               /s/ Mark Michael Wellesley-Wood
                               ---------------------------------
                               Mark Michael Wellesley-Wood
                               Chief Executive Officer